Filed by Click2learn, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Click2learn, Inc.
Docent, Inc.
Commission File No.: 00-24289

The following is a transcription of the Click2learn, Inc./Docent, Inc. conference call discussing the merger, held on October 21, 2003.

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Operator:	Good morning. My name is Renee, and I will be your conference facilitator. At this time I would like to welcome everyone to Click2learn/Docent merger conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press star, then the number two. Thank you. Mr. Andy Eckert, you may begin.

Andy Eckert:
Good morning. I'd like to thank everyone for joining us today for this conference call, and I sincerely apologize for our technical difficulties this morning that delayed this call. It appears that the 8 track tape got stuck with the music. So again, we really do apologize for that. But we would like to discuss our agreement for the merger of Docent and Click2learn.
Please note that we issued a joint press release on the proposed merger over Business Wire yesterday afternoon, and this announcement is available on our respective websites under investor relations.

Here with me on the call today are Kevin Oakes, the CEO of Click2learn; John Atherly, the Chief Financial Officer of Click2learn; and Neil Laird, the Chief Financial Officer of Docent. Kevin and I will be presenting this morning, and after our formal presentation all four of us would be happy to answer any questions you might have.

Before we begin, I need to point out the following important information. Certain comments made during this conference call may contain forward-looking statements including statements about future business operations, financial performance, customer benefits, professional synergies to be derived from the transaction, and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent or Click2learn assumes any obligation to update any such forward-looking statements.

These statements are not guarantees of future results and involve known and unknown risks, uncertainties. And other factors that may cause actual results to be materially different from the results expressed are implied by these statements. You are cautioned not to place undue reliance on any forward-looking statement.

Factors that could cause actual results to differ include but are not limited to the challenges and costs of closing; integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn and emerging and rapidly evolving markets; market uncertainty with respect to the proposed merger and accept that this is a combined company's product offerings by customers and partners; adverse changes in general economics or market conditions; delays our reduc- tions in information technology spending; the ability to attract and retrain highly qualified employees; competition in the marketplace; and other events and important factors disclosed previously and from time to time at both Docent and Click2learn; filings with the Securities and Exchange Commission including the company's respective 10-K and 10-Q filings.

As most of you are aware, yesterday we announced that Click2learn and Docent have agreed to form a new company in a merger of equal transaction. The combination will bring together two of the strongest and most innovative business performance and learning management software companies to create a single company well positioned for long term global leadership.

By joining forces, the combined company will enjoy compelling advantages that are expected to benefit the customers of each, including the industry's most comprehensive, integrated software suite combining complementary, best in class capabilities. The new company will offer a complete suite that includes learning management, learning content management, analytics, virtual classroom, knowledge management, collaboration, and performance management. The largest customer base in the industry with over 600 enterprise customers and broad market reach across geographies and industry verticals.
The new company will count 40% of the Fortune 50 and over 35% of the Global 50 among its customers. Of the largest 15 companies in the world, 60% will be customers of the combined company.

The broadest and strongest network of strategic partners, the new company will combine relationships with the highest caliber organizations in the systems integrator, content provider, and outsourcing fields. Strong partnerships with organizations such as Accenture, Deloitte, Exult, IBM, Microsoft, NEC, Primedia, and Thomson Learning can be expected to provide customers with superior capabilities and solutions. We also will provide the leading R&D services and customer support teams in the industry to continue to innovate ground-breaking technologies and provide superior support to our clients.

And the financial strength to deliver results. With over $40 million in cash and the scale to leverage operational efficiencies, the combined company expects to be the clear choice for clients looking for a long term supplier relationship.

Over the past year both Docent and Click2learn have continued to grow their respective customer bases and expand their geographic reach. This momentum is clearly reflected in the marketplace. Just this year, Click2learn and Docent have announced major customer wins at such global leaders as Nestle, First Data, Carrefour, Accenture, NCR, BMW North America, Cadence, BAE Systems, Microsoft, and many others. Together we believe we'll be even more strongly positioned to serve the needs of the largest multi national corporation.
Now let me turn the call over to Kevin to outline the terms of the deal and share some of his thoughts.
Kevin Oakes:
Okay. Thanks, Andy. So first I want to take a moment to highlight the terms under which the two companies have agreed to merge. Under the terms of the agreement and plan of reorganization, Click2learn and Docent will each be acquired by a new corporate entity. Stockholders of Click2learn will receive .4144 shares in the new company for each common share held on the closing date for approximately 52% of the new company, without taking into account the exercise of options or warrants prior to the closing date. Stockholders of Docent will receive .9525 shares in the new company for each common share held on the closing date for approximately 48% of the new company, without taking into account the exercise of options or warrants prior to the closing date.

Outstanding options and warrants of each company will be converted into options and warrants for the purchase of shares in the new corporation in accordance with the same exchange ratios. This transaction is anticipated to be a tax free reorganization and/or a tax free exchange for U.S. tax purposes. A copy of the agreement and plan of reorganization will be filed with the SEC. And given the usual time line, we expect to hold our respective stockholder meetings and close the transaction in the first quarter of 2004.

Now I think it's important to note that this new company is expected to have a new name and new branding, but we'll have the products, services, and customers of Click2learn and Docent today. We wanted to name the company something different because together we really feel this will be a very different company going forward. Although organizations across the globe recognize that our products are mission critical in order to stay competitive in today's environment, the buying decisions continue to be confusing given the lack of a clear leader in the industry.

I think both management teams believe this merger will provide our joint customers with a partner that has the widest experience base, proven technology, and the most comprehensive offering of any supplier in our market. Combined with our financial strength, I feel this merger is exactly what the market needs at this point in time, a clear leader that companies and stockholders can rely on for years to come.

From a product strategy perspective, Click2learn and Docent share the same vision, to provide business performance management and learning technology through one integrated platform that drives business results. Our product helps identify and act on the most powerful levers to solve business problems throughout an organization and drive performance. This shared vision will solidify the joint company as the clear choice for customers purchasing a learning and performance management solution.

The new company expects to deliver a new suite to the market that combines the best of both existing platforms and capabilities while also adding new innovative capabilities. We expect the combined product to include an integrated platform with a seamless user experience; the ability for companies to set goals and track performance of those goals; the ability to manage associated learning and content; the ability to manage knowledge, learning, and information in one place; the ability to create robust learning content quickly and easily; and the ability to engage in real time collaborative learning.

In addition, we expect to provide solutions specific to vertical and horizontal markets as well as the ability to measure the business impact and provide support for industry standard technologies. We believe the combined company will be the only provider with the resources to offer this full capability and the proven experience and track record to deliver on that promise.
Now let me turn the call back over to Andy, and let's wrap up, and then we can take some questions.
Andy Eckert:
Thanks, Kevin. As you might imagine, both our companies very carefully considered this move. It is obvious to both management teams that there are tremendous synergy opportunities. The combination will help us to achieve the necessary scale to compete globally and we believe, most importantly, profitably.

As separate companies there is significant redundancy in our efforts. On a proforma basis collectively we spend close to 50% of revenue on sales and marketing and nearly 30% on R&D. We fully intend to bring these ratios down significantly as we eliminate duplication.

We're equally excited about potential revenue opportunities for the combined company. We believe we'll present a more complete and compelling story to our customers and prospects and expect to see the customer benefits the new company will provide continue to increase over time.

Moreover, we believe that significant cross-selling opportunities exist with the combined product line. For example, Docent Analytics is a natural addition for Click2learn clients. In addition, the ability to leverage each company's existing and international and partner distribution channels may offer additional revenue opportunities with the combined product line.

But both Kevin and I understand that we must address the number one objection with each and everyone of our sales prospects, the need to be profitable. We intend to be aggressive in our cost reduction efforts, and we will not count on improving market conditions to reach this goal. We have targeted a reduction of $15 million or more in annual costs representing approximately 20% of today's combined expense base. With this reduction we would expect the combined company to be cash flow positive after the expenditure of necessary restructuring costs resulting from the merger. It won't be easy, but we certainly understand the imperatives.

Those of you who have followed our industry undoubtedly understand the potential of this union. We do understand that making any merger a success, and particularly a merger of equals, always requires a high degree of trust and teamwork. Given our experience of working together on this agreement to date, I'd feel very confident the chemistry is right. Our teams have similar philosophies and cultures, and we've already established a great level of candor and objectivity.

We both see the market challenges and opportunities alike. We have overly discussed the strengths and areas of improvement each side brings. We have management teams on both sides that have successfully merged companies to create a greater whole prior in their lives. And above all, I know I speak for Kevin when I say that both our companies' employees have the talent, passion, and commitment that will be needed to make the new company a winning proposition.

From a management perspective, I will be the CEO of the combined company, and Kevin will be the President. The company will be led by a management team and board of directors derived from both companies. Other executive management and board positions will be announced in the definitive proxy statement with respect to the transaction.

The management team's number one priority as always will continue to be customer care and success. We understand any move like this can create a level of uncertainty as we undertake intensive planning for the integration of our two companies. Our valued customers will remain, as always, at the forefront of our minds. We will communicate our progress as we move forward. We know our customers will benefit as we create a clear leader in our space and leverage our many strengths to become a truly world class company.

So that finishes up our formal part of our presentation. And now Kevin, John, Neil, and I will be happy to answer any questions you may have.
Kevin Oakes:	Technology willing, right?
Operator:
At this time I would like to remind everyone, if you would like to ask a question, simply press star followed by the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from Eric Martinuzzi, Craig- Hallum.
Eric Martinuzzi:	It's Eric Martinuzzi from Craig-Hallum. Congratulations, gentlemen.
Andy Eckert:	Thank you.
Kevin Oakes:	Thanks, Eric.
Eric Martinuzzi:	If you're taking synergy suggestions, I'd like to nominate this audio conference provider as a potential source of savings.
Andy Eckert:	It's now at the top of the list.
Eric Martinuzzi:	My question is for Andy. If you flash forward, Andy, a year from now, it's October 2004, you look around you, how will you know if this has been a success?
Andy Eckert:
You know, I measure success, Eric, I've got to tell you, one big deal at a time in terms of momentum. And as you know in this business there's bellwether accounts each and every quarter. And the important thing for our company is to continue to win those customers.

The important thing to measure our success I believe is vis avis hitting dates in terms of product technologies and continue to innovate and then I think, finally, to build an integrated single team that approaches this market in a unified fashion.

And I do believe what I said earlier with respect to the talent and experience and real commitment to this industry on both sides. There's a lot of e-learning and business performance management talent in these two organizations. And I believe that Kevin and I will be able to put these teams together in very rapid form just based upon the experience to date. And if the team is clicking next year, I think you'll see the financial results follow.
Eric Martinuzzi:	Kevin, for—have you two sat down and talked about how to combat the top line erosion that might be expected with a deal announcement of this type for Q4 and Q1 before the deal closes?
Kevin Oakes:
Yeah. I think, Eric, any time two companies come together and you've got this time period before the deal closes, that's always, you know, a challenging time period. And, you know, we've tried to communicate already to our customers, I'm sure Docent has done the same, that, you know, there's a lot of faith that goes into picking a vendor in this industry. And those customers, I believe, trust us that we're going to do the right thing for them long term, that we are going to support them in the short term and move them through the new products at a very low total cost of ownership long term.

And I think that's the real play here, is that the total cost of ownership is going to be significantly lower when you have a suite of combined technologies. And I think the complementary technology that we both have on each side are one of the very compelling things for this deal. And, you know, I'm certain Andy feels the same. But, you know, for the short term we're going to have to still continue to compete out in the marketplace.

Eric Martinuzzi:
Okay. Back to you, Andy. I know you've both got some pretty important partners, and those partners did not take their screening process lightly when they went out and looked at the market and looked at the different platforms, for instance, an Exult say on the Docent side or maybe an Accenture on the Click2learn side. How are you addressing those relationships?
Andy Eckert:
Well, we've had a chance, as you might imagine, Eric, to speak to almost all of the partners mentioned earlier, and all of them have responded very positively because they understand that going forward this is all about a company that is going to be here for a long time, is establishing clear leadership. And for many of these systems integrators and outsourcing partners, it makes their job a lot easier.

We are the defacto standard in the market. And so it reduces one more potential objection as they go in and try to undertake a larger project with many of these clients. And so if the clients are asking for the combined product solutions from our two companies, it just makes that particular selling a lot easier for them. So, all in all, very positive.
Eric Martinuzzi:	Okay. And one last one on the synergy side, did I hear you right? You said you were looking for 20% on the—was that out of operating expenses or total cost?
Andy Eckert:	Total cost of the business, $15 million. It's about 20% of the total spending including people spending and the gross cost of goods line.
Eric Martinuzzi:	Okay. That's it for me. Thanks.
Andy Eckert:	Thank you.
Kevin Oakes:	Thanks, Eric.
Operator:	Your next question comes from Trace Erdan [PHONETIC], Think Equity [PHONETIC].
Trace Erdan:
Good morning. I want to push a little bit on that $15 million and try to understand how much work so far has gone behind constructing that number. Can you give us any either categories there or tell us maybe, you know, in terms of, you know, do you have lists of people for instance that you know already are not going to be with the combined organization going forward?
Andy Eckert:
No, we have not gotten to that point, but we have done quite a bit of work over the last period of time, and we feel very confident, Trace, with respect to our abilities to eliminate duplication of the business. So we don't mention numbers like that lightly, as you might imagine. And I feel very, very confident that we'll be able to achieve that in short order.
Trace Erdan:	When you say period of time, Andy, how long have you been working on this?
Andy Eckert:	We've been working on this for a couple of months.
Trace Erdan:
Okay. And I'm wondering how you would characterize the costs that you're going to have in the intermediate term of supporting two platforms and what sort of assumptions you're making about, you know, what that will cost you and how quickly you'll be able to merge your customers onto a single platform.
Andy Eckert:	Go ahead, Kevin.

Kevin Oakes:
Yeah. I just thought I could jump in, Andy. I think, Trace, one of the clear areas where we said right up front that we're not going to skimp on is customer support. And, you know, I think as we look at both of our support organizations, we recognize that we need as much assistance and as much customer hand-holding through this process as possible. So we are going to make sure that, you know, from our existing customer bases they're fully supported.

But I think from an integration of products going forward, we feel very good that we're going to be able to rapidly come out with a product in the short term that is going to be the top product in the marketplace. And our teams have spent quite a bit of time investigating that, looking at that. And, you know, as we look at, you know, whether it's analytics on the Docent side or some of the technology on our side, we're clearly going to have the leading suite in the marketplace, which I think the market is looking for. They want that, you know, that integrated suite from one database, one architecture. And together we know we're going to be able to provide it.
Trace Erdan:
Sure. Kevin, you'd mentioned that you've spoken to some of your customers. Can you give us a little bit more color on what kind of feedback you're getting from them? I presume you've suggested already that it's positive, so I'm wondering if maybe you could speak to what, if any, concerns they have over the merger.
Kevin Oakes:
I actually haven't gotten any concerns. Andy and I were just talking about that. It's been 100% positive. You know, and I think what people are stressing is they like the fact that now there is finally a clear leader in this market. And, Trace, you know, as someone who has been in this market for a while, you know that that's one of the issues that this market has faced.

And I think, second, they recognize that this is about picking a partner over time, and it gives that leader the financial stability and the product innovation to be that leader long term, not just for the short term. So that's really the short feedback I've gotten from our clients.
I don't know, Andy, if you have anything more to add to that from the people you've talked with.
Andy Eckert:
Yeah. I would say that in many cases, Trace, particularly here in the United States, Docent and Click2learn are two of the finalists, if not the two finalists. And so the feedback that I've gotten is, you know, boy, this is a strong union because, you know, quite a bit of time was spent on both companies evaluating the management, the organizations, and the technologies. And it gives people renewed faith that, you know, whatever decision they made, it was the right decision because this combined company will be supporting them going forward.
Kevin Oakes:
One other thing I'll add, Trace, in addition to the cost synergies, which Andy outlined and which are obvious, we are expecting that long term we're going to have some pretty significant revenue up side by cross-selling to our customer base. When you take a look at our combined customer base of over 600 customers and having a significant percentage of the Fortune 50, Global 50, we recognize that there's a lot of product those customers do not have today that the combined company will have. And so we think that gives us a tremendous advantage in the marketplace that others don't enjoy.

Trace Erdan:	Okay. Great. Last question, Kevin, is there any change as a result of this merger in terms of your outlook for ToolBook? Are you going to continue to support that product?
Kevin Oakes:
ToolBook has a very solid customer base, a very loyal customer base, and we've just come out with a new version of ToolBook, where today is really the most powerful simulation tool on the market, so we have absolutely no plans to do something different with ToolBook.
Trace Erdan:	Great. Okay. Congratulations.
Kevin Oakes:	Thanks, Trace.
Andy Eckert:	Thank you.
Operator:	Your next question comes from Mark Hughes, SunTrust Robinson Humphrey [PHONETIC].
Mark Hughes:
Thank you very much. In terms of the cross-selling opportunities, is there any way to quantify that? And maybe it's when you look at combining the systems into the new suite, how much more robust in terms of capabilities is this combined suite going to have relative to what you'd been selling individually previously? You know, any way to, as I say, quantify that a little bit?
Kevin Oakes:	Sure. Andy, do you want me to take that?
Andy Eckert:	Yes, sir.
Kevin Oakes:
You know, I think, Mark, it's very hard to quantify anything at this point. As you might imagine where, you know, we're very early in this process and, you know, we have our own internal hopes and projections, but it's hard to externally quantify anything for you.

But we will say that as we began talking about this and exploring the technical synergies of this, it became very obvious that there were several components on both sides of the suite that we felt were going to be very complementary and were going to make our suite much more robust than any competitor's suite out there.

I think it's important to note that even though a lot of competitors say they have suites, many times it's OEM's technology that's on different product paths, you know, different road maps supported by different organizations. And the integrations kind of loop. And customers who have implemented those recognize it pretty quickly.

When you have a combined suite, you're obviously lowering that total cost of ownership because their support organization is from one organization. You've got the same code base, you've got the same upgrade path. And I think that's where we see adding in new components of the suite, you know, I keep referencing analytics, but I think it's a very important component long term, you know, we feel that the customer base and prospect base is really going to resonate with that.
Mark Hughes:	Right. And then how about any plans on pricing strategy going forward at this point?
Kevin Oakes:	Charge as much as we can.
Mark Hughes:	How much more successfully?

Kevin Oakes:
We don't know yet. I think it's too early to say, Mark. But, you know, obviously we believe that leadership accrues the leaders certain benefits. And, you know, of our solution, support are truly, you know, viewed as being leading, then we should get a premium for what we do. And we certainly will be driving that concept.

I also believe the market is evolving in such a way that, as Kevin mentioned in his earlier comments, this is becoming more and more mission critical, applications, applications within companies. And so for us it's becoming a much more senior audience with customers that we are talking to. And I think that that also bodes well for a leader to be able to drive pricing premium.
Andy Eckert:
Mark, on both sides of the equation we have customers that say our applications are one of the top three most important applications in their business. You know, we have customers that say they rely on our system as much as they rely on e-mail and their business. So I think when you look at the mission critical nature of this, we would expect long term that we're going to be enjoying the value of being mission critical technology in those organizations.
Mark Hughes:	Okay. Great. Well, thank you very much.
Andy Eckert:	Thank you.
Operator:	At this time there are no further questions. Mr. Eckert, would you like to allow an additional moment for questions to queue or to proceed with your closing remarks?
Andy Eckert:	Let's wait another 15 seconds or so.
Operator:	Again, I would like to remind everyone, to ask a question, press star, then the number one. You have a question from Mark Ort [PHONETIC], Glazer Capital.
Paul Glazer:
Hi. This is Paul Glazer at Glazer Capital. Are there any—you may have mentioned this, I'm sorry if I missed it earlier. Are there any conditions to closing? Are there any balance sheet or income statement tests or revenue tests?
Neil Laird:	Yeah. This is Neil Laird. There's nothing out of the ordinary, just the normal, you know, promises you had in closing.
Paul Glazer:	Given your market leading position, are there any potential anti- trust issues? And what has the customer reaction been, if any, if you've approached any of your larger customers?
Neil Laird:	Yeah. We don't see any anti- trust issues. This is a pretty big market, we're two relatively small players. And I don't believe we'll have to do a Hart-Scott-Rodino filing.

Andy Eckert:
And I think to answer your second question, Paul, with respect to customers, again, very positive feedback. I think, you know, all customers realized this is not a single purchase in time, that when they sign up with one of our companies, they're looking at a 5 to hopefully 7 or 8 year relationship at a minimum, and it's all about evolution and strength and partnership. You know, I know a loot of trite words like that sometimes. But in this business it really is true. And I know that the customers I've spoken to are very excited when we tell them that our engineering group in the combined company is going to increase, and our customer support group as a combined company is going to increase and the account representation out in the world is going to increase, you know, going forward. It's all good news from their perspective.
Paul Glazer:	Thank you.
Andy Eckert:	Thank you.
Operator:	Your next question comes from is from Alex Silverman [PHONETIC], Special Situation Fund [PHONETIC].
Alex Silverman:	Hi. Just a quick housekeeping question. Could you give us an idea of what shares outstanding will look like fully diluted after the deal is done?
Kevin Oakes:	John, why don't you take that one?
John Atherly:
Yeah. Alex, it will be approximately 26 million outstanding shares at the closing of the deal after the conversion. Fully diluted with all the options and the warrants converted, there will be about 38 million.
Alex Silverman:	Thirty-eight?
John Atherly:	Uh-huh.
Alex Silverman:	I've got the rest. Thank you very much.
Kevin Oakes:	Great. Thanks.
Andy Eckert:	Thanks.
Kevin Oakes:	So, Andy, we should probably wrap up. We've both got earnings calls to do.
Andy Eckert:
Yeah. Okay. Well, listen, we really appreciate your time. And again, I apologize for the technical difficulties. And we look forward to discussing this in the weeks and months to come. Thank you very much.
Kevin Oakes:	I will say if anybody wants to listen to either company's earnings calls. Those will begin in just a few minutes at 7:00 Pacific time. Okay. Thank you very much.
Andy Eckert:	Thanks.
Operator:	Thank you for your participation in Today's Click2learn Docent merger conference call. You may disconnect at this time. [END OF CALL]